ATTORNEYS AT LAW 777 East Wisconsin Avenue Milwaukee, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX www.foley.com WRITER’S DIRECT LINE 414.319.7024 gbishop@foley.com

November 29, 2024

Mr. Daniel F. Duchovny Special Counsel Division of Corporation Finance Office of Mergers and Acquisitions U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	LUMOS PHARMA, INC.

Schedule TO-T filed November 13, 2024

Filed by Double Point Ventures LLC et al.

File No. 005-86491

Dear Mr. Duchovny:

On behalf of the filing persons identified in the Schedule TO referenced above (the “Filing Persons”), set forth below are the responses of Double Point Ventures LLC (the “Company” or “DPV”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated November 22, 2024, with respect to the above-referenced filing. The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the comment letter, and following such comments are the responses of the Company (in regular type). Concurrently herewith, the Company is filing Amendment No. 1 to Schedule TO (the “Amended Schedule TO”) that reflects the responses to your comments. Capitalized terms used but not defined in this letter have the meanings given to such terms in the Amended Schedule TO. References to page numbers in this letter are to page numbers in the Schedule TO.

AUSTIN Boston CHICAGO dallas DENVER	DETROIT houston JACKSONVILLE LOS ANGELES MADISON	MEXICO CITY MIAMI MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA WASHINGTON, D.C. BRUSSELS TOKYO

U.S. Securities and Exchange Commission

November 29, 2024

Schedule TO

Summary Term Sheet, page 1

1.	We direct your attention to the question at the bottom of page 2. Please disclose hypothetical scenarios for each type of CVR payment and related milestone such that shareholders are able to evaluate the possible value and timing of any such payments prior to making a tender determination. Refer to Item 11 of Schedule TO and corresponding Item 1011(c) of Regulation M-A which requires disclosure of additional material information if necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading.

Response: The Staff’s comment is acknowledged. The Amended Schedule TO amends and restates in its entirety the question on page 2 entitled “What is the CVR and how does it work?” in the Summary Term Sheet of the Offer to Purchase to provide additional details regarding hypothetical scenarios for each type of CVR payment and related milestone. We have also added hypothetical disclosure in the Amended Schedule TO to page 48 of the Offer to Purchase.

Background of the Offer, page 26

2.	Please revise this section to describe any negotiations over the tender and support agreements.

Response: The Staff’s comment is acknowledged. The Amended Schedule TO amends and restates in their entirety the last two paragraphs on page 29 in Section 11 – “Background of the Offer; Past Contacts; Other Matters” in the Offer to Purchase to include additional disclosure.

The Merger Agreement – Tender and Support Agreements, page 47

3.	Please provide a legal analysis as to how the waiver of withdrawal rights in these agreements is consistent with Section 29 of the Exchange Act.

Response: The Staff’s comment is acknowledged. The Filing Persons respectfully submit to the Staff that the tender and support agreements (the “Tender Agreements”), and the requirement that such stockholders (the “Supporting Stockholders”) not exercise their rights of withdrawal with respect to tendered securities, are not a violation of Sections 29(a) and (b) of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”). As the Staff is aware, Sections 29(a) and (b) provide that any provision that requires any person to waive compliance with the Exchange Act or any rule or regulation thereunder, or of any rule of a self-regulatory organization, is void. Further, the Filing Persons respectfully submit that the Tender Agreements do not require any person to wave compliance with the Exchange Act, any rule or regulation thereunder, or any rule of a self-regulatory organization—under the Tender Agreements, the Supporting Stockholders are simply agreeing not to exercise their rights of withdrawal that are provided for under the Exchange Act. The parties must still comply with the Exchange Act, the rules and regulations thereunder, and the rules of any applicable self-regulatory organization.

U.S. Securities and Exchange Commission

November 29, 2024

The Tender Agreements were entered into prior to the commencement of the Offer and have no effect on the Filing Persons’ obligations under the Exchange Act to provide withdrawal rights under the Offer or on the rights of other stockholders of Lumos Pharma, Inc. (“Lumos”) to exercise such withdrawal rights. The Tender Agreements were negotiated between the Filings Persons and the Supporting Stockholders, who are sophisticated parties, along with legal counsel, and reflect the agreement of the Supporting Stockholders not to exercise their withdrawal rights, not the agreement of the parties to waive compliance with the Exchange Act. The Filing Persons remain obligated to comply in all respects with the Exchange Act and the rules and regulations promulgated thereunder, including the obligation to provide withdrawal rights to the stockholders of Lumos. The Tender Agreements do not relieve the Filing Persons of these obligations and do not require the parties to waive compliance with the Exchange Act.

The Filing Persons also respectfully submit to the Staff that the Tender Agreements are consistent with established market practice, and such provisions have been included in many recently completed third party tender offers filed with the Commission. Lumos and Purchaser are not aware of any objection or comment made by the Commission with respect to such provisions in such recent transactions.1

In order to resolve this comment, the Filing Persons confirm that they will allow Supporting Stockholders to exercise their respective withdrawal rights. In the event a Supporting Stockholder exercises such withdrawal rights, the Filing Persons will pursue available contractual remedies to ensure compliance with the terms of the applicable Tender Agreement. The disclosure on page 47 of the Offer to Purchase has been modified by the Amended Schedule TO to reflect this approach.

1 For examples of such third-party tender offers, reference is made to the following filings:

• Exhibit 10.1 to Current Report on Form 8-K filed by Poseida Therapeutics, Inc. on November 26, 2024.

• Exhibit 99.1 to Current Report on Form 8-K filed by Vector Group Ltd. on August 21, 2024.

• Exhibit 10.2 to Current Report on Form 8-K filed by Morphic Holding, Inc. on July 8, 2024.

• Exhibit (d)(3) to Schedule TO-T filed by Ono Pharmaceutical Co., Ltd. on May 13, 2024.

• Exhibit 10.2 to Current Report on Form 8-K filed by Alpine Immune Sciences, Inc. on April 10, 2024.

• Exhibit 99.1 to Current Report on Form 8-K filed by Icosavax, Inc. on December 12, 2023.

U.S. Securities and Exchange Commission

November 29, 2024

Conditions of the Offer, page 50

4.	Please disclose, if true, that the Material Adverse Effect condition was not triggered prior to the commencement of the offer.

Response: The Staff’s comment is acknowledged. The Amended Schedule TO supplements Section 14 – “Conditions of the Offer” by adding the following to the second to last paragraph on page 50 of the Offer to Purchase:

“As of the date of this Offer to Purchase, DPV Parent and Purchaser were not aware of any Material Adverse Effect on Lumos that occurred prior to the commencement of the Offer.”

5.	Refer to condition (b)(v), which conditions the offerors' obligation to pay for tendered shares on the aggregate number of holders exercising appraisal rights representing no more than 10% of the shares of common stock as measured "immediately prior to the Acceptance Time." Given our position that all conditions must be satisfied or waived by the expiration of the offer other than those conditions dependent upon the receipt of government approvals, this tender offer condition appears to be framed as a condition subsequent to expiration of the offer. Please advise us, with a view toward revised disclosure, how the framing of condition (b)(v), including the lead-in language that reads, "have occurred and be continuing at the Expiration Date," can be reconciled with our position that the offerors must make a determination as to whether all of the conditions in Section 14(b) have to be satisfied or waived prior to expiration of the offer.

Response: DPV respectfully advises the Staff that as the Merger is to be consummated pursuant to Section 251(h) of the DGCL, under Section 262 of the DGCL, notice of appraisal rights was provided when Lumos filed the Schedule 14D-9 and the availability of Lumos stockholders to exercise appraisal rights commenced on such notice and will expire upon the consummation of the Offer.

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U.S. Securities and Exchange Commission

November 29, 2024

If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 319-7024.

Very truly yours,

/s/ Garrett F. Bishop

Garrett F. Bishop Foley & Lardner LLP